UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2019

Commission File No.: 001-37678

SPI ENERGY CO., LTD.

Unit 15-16, 19/F, South Wing, Delta House

3 On Yiu Street, Shatin, Shek Mun, Hong Kong SAR, China

(Address of principal executive offices)

Xiaofeng Peng, Chief Executive Officer

Unit 15-16, 19/F, South Wing, Delta House

3 On Yiu Street, Shatin, Shek Mun,

Hong Kong SAR, China

Telephone: +852 2291 6020
Fax: +852 2291 6030

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]            Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Other Information

On July 23, 2019, SPI Energy Co., Ltd. (the “Company”) announced that the Company entered into a framework agreement to acquire up to eight solar photovoltaic projects totaling 21 MW in the State of Oregon. Exhibit 99.1 is a copy of the press release announcing the agreement.

Financial Statements and Exhibits.

Exhibit No.	Description

99.1	Press Release dated July 23, 2019

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 23, 2019

SPI ENERGY CO., LTD.

By: /s/ Xiaofeng Peng
Name: Xiaofeng Peng
Title: Chief Executive Officer

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